EXHIBIT 99.9

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Andrew Sharp, FAusIMM and reports, NI43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina  dated December 23, 2011 and NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico dated effective December 14, 2012 (the “Reports”), and the information contained in my Reports, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 15th day of March, 2013.

Very truly yours,

   /s/ Andrew Sharp
Andrew Sharp, FAusIMM

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Trevor Yeomans, P. Eng., ACSM and reports, NI43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina  dated December 23, 2011 and NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico” dated effective December 14, 2012 (the “Reports”), and the information contained in my Reports, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 5th day of March, 2013.

Very truly yours,

    /s/ Trevor Yeomans
Trevor Yeomans, P. Eng., ACSM